FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       Report of a Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

   For the month of October, 2006
   Commission File Number: 001-13928

                              Royal Bank of Canada

             (Exact name of registrant as specified in its charter)

               200 Bay Street                            1 Place Ville Marie
              Royal Bank Plaza                             Montreal, Quebec
              Toronto, Ontario                              Canada H3C 3A9
               Canada M5J 2J5                          Attention: Vice-President
          Attention: Vice-President                      & Corporate Secretary
           & Corporate Secretary

              (Address of registrant's principal executive offices)

   Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F |_|                    Form 40-F |X|
   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|
   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|
   Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes |_|                          No |X|
   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): |_|


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                           INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibit hereto are incorporated by reference as exhibits to Royal Bank of Canada's Registration Statement on Form F-9 which was originally filed with the Securities and Exchange Commission on December 14, 2005 (File No. 333-130306), as amended on December 21, 2005.

                                    EXHIBITS


Exhibit                       Description of Exhibit
-------   --------------------------------------------------------------------
99.1 Terms Agreement, dated October 26, 2006, between Royal Bank of Canada and RBC Capital Markets Corporation (for Pricing
          Supplement No. 32)

99.2 Terms Agreement, dated October 27, 2006, between Royal Bank of Canada and RBC Capital Markets Corporation (for Pricing
          Supplement No. 36)

99.3 Terms Agreement, dated October 27, 2006, between Royal Bank of Canada and RBC Capital Markets Corporation (for Pricing
          Supplement No. 37)

99.4 Terms Agreement, dated October 27, 2006, between Royal Bank of Canada and RBC Capital Markets Corporation (for Pricing
          Supplement No. 39)

99.5 Terms Agreement, dated October 27, 2006, between Royal Bank of Canada and RBC Capital Markets Corporation (for Pricing
          Supplement No. 38)


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                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ROYAL BANK OF CANADA

                                                 By:    /s/  David Power
                                                        ------------------------
                                                 Name:  David Power
                                                 Title: Vice-President, Market
                                                        Strategy and Execution

                                                 Date:  October 26, 2006